                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K
    FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
        PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                          COMMISSION FILE NUMBER 0-6159



     A. Full title of the plan and address, if different from that of the issuer named below:

                          REGIONS FINANCIAL CORPORATION
                               PROFIT SHARING PLAN




     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          REGIONS FINANCIAL CORPORATION
                                 P. O. BOX 10247
                            BIRMINGHAM, ALABAMA 35202

                Regions Financial Corporation Profit Sharing Plan

                              Financial Statements

                     Years ended December 31, 1998 and 1997


The following report of independent auditors and financial statements of the registrant are submitted herewith:


Report of Independent Auditors..........................................................................1
Statements of Net Assets Available for Benefits.........................................................2
Statements of Changes in Net Assets Available for Benefits..............................................3
Notes to Financial Statements...........................................................................4

Schedules
Item 27(a) - Schedule of Assets Held for Investment Purposes...........................................14
Item 27(d) - Schedule of Reportable Transactions.......................................................15


All schedules (Nos. I, II and III) for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are inapplicable or the required disclosures have been made elsewhere in the financial statements and notes thereto. These schedules have therefore been omitted.

                         Report of Independent Auditors

Regions Financial Corporation
Regions Financial Corporation Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Regions Financial Corporation Profit Sharing Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



/s/ Ernst & Young LLP
Birmingham, Alabama
June 18, 1999

                Regions Financial Corporation Profit Sharing Plan

                 Statements of Net Assets Available for Benefits


                                                                           DECEMBER 31
                                                                      1998              1997
                                                                  ------------      ------------
ASSETS
Cash and interest bearing deposits                                $    286,160      $  1,689,221
Employer contributions receivable                                   23,747,459        21,161,918
Interest and dividend income receivable                                231,475            59,044
Investment securities:
   Regions Balanced Fund (cost of $67,404,376 and
     $60,079,451, respectively)                                     86,777,882        72,635,401
   Regions Ltd. Maturity Gov't. Fund (cost of $26,911,897 and
     $27,228,851, respectively)                                     27,213,552        27,260,160
   Regions Growth Fund (cost of $62,626,756 and
     $45,917,200, respectively)                                     83,192,120        51,929,971
   Regions Value Fund (cost of $19,264,124 and
     $14,195,024, respectively)                                     21,085,937        16,223,669
   Regions Fixed Income Fund (cost of $6,829,982 and
     $4,887,442, respectively)                                       6,995,066         4,987,139
   Regions Treasury Money Market Fund (cost of $33,945,607
     and $23,123,532, respectively)                                 33,945,607        23,123,532
   Regions Unitized Fund (cost of $22,416,730 and
     $14,422,413, respectively)                                     26,436,955        19,637,786
                                                                  ------------      ------------
                                                                   285,647,119       215,797,658

Loans to participants                                                2,112,165         1,822,441
                                                                  ------------      ------------
Net assets available for plan benefits                            $312,024,378      $240,530,282
                                                                  ============      ============


See accompanying notes.

                Regions Financial Corporation Profit Sharing Plan

           Statements of Changes in Net Assets Available for Benefits


                                                            YEAR ENDED DECEMBER 31
                                                            1998              1997
                                                        ------------      ------------
Additions:
   Contributions from employers                         $ 24,023,039      $ 21,127,476
   Contributions from employees                            7,014,290         6,186,391
   Conversions                                            17,587,318        48,135,997
   Dividend income                                         7,048,433         5,909,951
   Capital gains                                           9,481,143         7,999,038
   Interest income                                           169,375           150,623
   Gain on sale of assets                                  8,612,560         4,346,285
                                                        ------------      ------------
                                                          73,936,158        93,855,761

Deductions:
   Distributions to participants                          22,745,964        15,472,440
                                                        ------------      ------------
                                                          22,745,964        15,472,440
                                                        ------------      ------------
                                                          51,190,194        78,383,321

Unrealized appreciation in aggregate fair value of
   assets                                                 20,303,902        15,567,706
                                                        ------------      ------------
Net additions                                             71,494,096        93,951,027

Net assets available for benefits at
   beginning of year                                     240,530,282       146,579,255
                                                        ------------      ------------
Net assets available for benefits at end
   of year                                              $312,024,378      $240,530,282
                                                        ============      ============


See accompanying notes.

                Regions Financial Corporation Profit Sharing Plan

                          Notes to Financial Statements

                                December 31, 1998


1. SIGNIFICANT ACCOUNTING POLICIES

Contributions and interest income are recorded on the accrual basis. Dividend income is accrued as of the ex-dividend date.

Participants' distributions are recorded on the cash basis. The administrator of the Plan is of the opinion that any participant distributions requested but not paid as of December 31, 1998 and 1997, would not be material.

Investment securities are stated at aggregate fair value. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market are valued at the average of last reported bid and ask prices and listed securities for which no sale was reported on that date are valued at last reported sales price.

The change in the difference between fair value and the cost of investments is reflected in the statement of changes in net assets available for benefits as unrealized appreciation in the aggregate fair value of securities.

The realized gain or loss on investments is the difference between the proceeds received and the cost of the specific investments sold.

Regions Financial Corporation (the Sponsor) paid all administrative expenses in the years ended December 31, 1998 and 1997.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                Regions Financial Corporation Profit Sharing Plan

2. INVESTMENTS

Regions Bank, a subsidiary of Regions Financial Corporation, serves as corporate trustee and custodian of the Plan holding the Plan's investment assets and executing transactions therein. Regions Bank serves as the investment adviser to the Regions mutual funds which are managed by Federated Securities Corporation, Pittsburgh, Pennsylvania. The Regions Unitized Fund is managed by Regions Bank and consists primarily of investments in the common stock of Regions Financial Corporation and a small amount of cash and cash equivalents as necessary to meet liquidity needs of the fund. Previously, the Regions funds were known as First Priority funds. The names on these funds were changed effective May 15, 1998. The Regions Unitized Fund's fair value is based on the quoted market price of the common stock of Regions Financial Corporation. The cost and fair value of investment securities are as follows:


                                                                    DECEMBER 31
                                                       1998                              1997
                                           -----------------------------     ----------------------------
                                                               FAIR                               FAIR
                                               COST            VALUE             COST             VALUE
                                           ------------     ------------     ------------     -----------
Regions Balanced Fund                      $67,404,376      $86,777,882      $60,079,451      $72,635,401
Regions Ltd. Maturity Government Fund       26,911,897       27,213,552       27,228,851       27,260,160
Regions Growth Fund                         62,626,756       83,192,120       45,917,200       51,929,971
Regions Value Fund                          19,264,124       21,085,937       14,195,024       16,223,669
Regions Fixed Income Fund                    6,829,982        6,995,066        4,887,442        4,987,139
Regions Treasury Money Market Fund          33,945,607       33,945,607       23,123,532       23,123,532
Regions Unitized Fund                       22,416,730       26,436,955       14,422,413       19,637,786


The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:


                                                    DECEMBER 31
                                               1998             1997
                                           -----------      -----------
Regions Balanced Fund                      $86,777,882      $72,635,401
Regions Ltd. Maturity Government Fund       27,213,552       27,260,160
Regions Growth Fund                         83,192,120       51,929,971
Regions Value Fund                          21,085,937       16,223,669
Regions Treasury Money Market Fund          33,945,607       23,123,532
Regions Unitized Fund                       26,436,955       19,637,786

                Regions Financial Corporation Profit Sharing Plan

3. DESCRIPTION OF THE PLAN

The Plan is a controlled group defined contribution plan covering substantially all employees of Regions Financial Corporation and affiliates (the Company) who have completed one year of service. A year of service is defined by the Plan as a twelve month period, beginning with the date of hire, during which the employee has completed 1,000 hours of service. The Plan is subject to, and in compliance with, the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan provides profit sharing and disability benefits for its participants.

Regions Financial Corporation and all affiliates adopting the Plan (Employers) voluntarily contribute such amounts of profits as approved by Sponsor's Board of Directors. The contributions are limited to the amount deductible under the Internal Revenue Code. The Sponsor's Board of Directors approved the addition of a 401(k) feature to the profit sharing plan, which became effective April 1, 1985. Under its provisions, employees may elect to contribute additional pre-tax amounts to the Plan, up to 10% of base and commission compensation. Any amounts so contributed are subject to withdrawal restrictions upon termination of employment or prior to age 59 1/2. The Sponsor may elect to make a voluntary 401(k) contribution as approved by Sponsor's Board of Directors. The Plan's assets are directed to various investment alternatives as specified by each participant. Each participant's account is credited with the participant's contribution and an allocation of: (1) the Company's contribution, and (2) Plan earnings. Allocations are based on participant's earnings or account balances, as defined.

Participants become fully vested in the Employer's profit sharing contributions only after three years of eligible service. On termination of service, a participant will normally receive a lump-sum amount equal to the vested value of his or her account. If the participant meets certain requirements, he/she may elect to receive periodic payments for up to ten years. Employer 401(k) contributions vest immediately.

Although they have not expressed any intent to do so, the Employers have the right under the Plan to discontinue such contributions at any time and the Sponsor may terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the net assets of the Plan are to be administered by the trustee and the Plan Administrator first for the payment of vested benefits and second, to the remaining participants on a pro rata basis.

The foregoing description of the Plan provides only general information. Participants should refer to the pamphlet "Summary Plan Description" for a more complete description of the Plan's provisions. Copies of the pamphlet are available from the Personnel Department of Regions Financial Corporation.

                Regions Financial Corporation Profit Sharing Plan

4. NET ASSETS ALLOCATED BY FUND

During 1998 and 1997, the Plan's net increases in assets available for benefits were $71,494,096 and $93,951,027, respectively, allocated by fund as follows:

                                                                     NET INCREASE
                                                                  (DECREASE) IN FAIR   FAIR VALUE AT
                                                                   VALUE DURING YEAR    END OF YEAR
                                                                  ------------------   -------------
YEAR ENDED DECEMBER 31, 1998

Investments at fair value as determined by quoted market price:
     Regions Balanced Fund                                           $14,195,975       $ 91,293,105
     Regions Ltd. Maturity Government Fund                              (129,719)        28,957,053
     Regions Growth Fund                                              32,460,146         89,953,133
     Regions Value Fund                                                5,353,048         23,102,845
     Regions Fixed Income Fund                                         2,101,764          7,417,093
     Regions Treasury Money Market Fund                               11,308,115         41,045,080
     Regions Unitized Fund                                             7,607,370         28,147,010
Investments at estimated fair value:
   Loans to participants                                                 289,724          2,112,165
   Cash account                                                       (1,692,327)            (3,106)
                                                                     -----------       ------------
                                                                     $71,494,096       $312,024,378
                                                                     ===========       ============
Year ended December 31, 1997

Investments at fair value as determined by quoted market price:
     Regions Balanced Fund                                           $18,715,528       $ 77,097,130
     Regions Ltd. Maturity Government Fund                            (2,667,602)        29,086,772
     Regions Growth Fund                                              28,558,905         57,492,987
     Regions Value Fund                                               12,999,676         17,749,797
     Regions Fixed Income Fund                                         4,693,240          5,315,329
     Regions Treasury Money Market Fund                                8,713,820         29,736,965
     Regions Unitized Fund                                            20,539,640         20,539,640
Investments at estimated fair value:
   Loans to participants                                                 718,197          1,822,441
   Cash account                                                        1,679,623          1,689,221
                                                                     -----------       ------------
                                                                     $93,951,027       $240,530,282
                                                                     ===========       ============

                Regions Financial Corporation Profit Sharing Plan

4. NET ASSETS ALLOCATED BY FUND (CONTINUED)

The Plan allows the participants to elect to invest in a Regions Balanced Fund, Regions Ltd. Maturity Government Fund, Regions Treasury Money Market Fund, Regions Value Fund, Regions Fixed Income Fund, Regions Growth Fund and/or Regions Unitized Fund. It also allows participants to borrow against their vested assets in the Plan. The following tables show the net assets at December 31, 1998 and 1997 and the activity for the years then ended.

               Regions Financial Corporation Profit Sharing Plan
                    Notes to Financial Statements (continued)


4. NET ASSETS ALLOCATED BY FUND (CONTINUED)


                                DECEMBER 31, 1998


                                                        REGIONS LTD.                                         REGIONS
                                         REGIONS         MATURITY          REGIONS          REGIONS           FIXED
                                         BALANCED       GOVERNMENT          GROWTH           VALUE           INCOME
                                           FUND            FUND              FUND             FUND             FUND
                                       -----------      -----------      -----------      -----------      -----------
Assets:
 Cash and interest bearing
  deposits                             $    60,277      $    19,558      $   107,866      $    39,147      $     5,807
 Employer contributions receivable       4,454,946        1,629,627        6,653,147        1,977,761          390,131
 Interest and dividend income
  receivable                                    --           94,316               --               --           26,089
 Investment securities:
   Regions Balanced Fund                86,777,882               --               --               --               --
   Regions Ltd. Maturity Gov't
    Fund                                        --       27,213,552               --               --               --
   Regions Growth Fund                          --               --       83,192,120               --               --
   Regions Value Fund                           --               --               --       21,085,937               --
   Regions Fixed Income Fund                    --               --               --               --        6,995,066
   Regions Money Market Fund                    --               --               --               --               --
   Regions Unitized Fund                        --               --               --               --               --
                                       -----------      -----------      -----------      -----------      -----------
   Total investment securities          86,777,882       27,213,552       83,192,120       21,085,937        6,995,066


 Loans to participants                          --               --               --               --               --
                                       -----------      -----------      -----------      -----------      -----------
 Net assets available for plan
  benefits                             $91,293,105      $28,957,053      $89,953,133      $23,102,845      $ 7,417,093
                                       ===========      ===========      ===========      ===========      ===========


                                          REGIONS
                                          TREASURY          REGIONS
                                        MONEY MARKET        UNITIZED         LOANS TO           CASH
                                            FUND              FUND          PARTICIPANTS       ACCOUNT             TOTAL
                                       --------------      -----------      ------------    -------------       ------------
Assets:
 Cash and interest bearing
  deposits                             $       17,938      $    38,673      $       --      $      (3,106)      $    286,160
 Employer contributions receivable          6,970,465        1,671,382              --                 --         23,747,459
 Interest and dividend income
  receivable                                  111,070               --              --                 --            231,475
Investment securities:
   Regions Balanced Fund                           --               --              --                 --         86,777,882
   Regions Ltd. Maturity Gov't
    Fund                                           --               --              --                 --         27,213,552
   Regions Growth Fund                             --               --              --                 --         83,192,120
   Regions Value Fund                              --               --              --                 --         21,085,937
   Regions Fixed Income Fund                       --               --              --                 --          6,995,066
   Regions Money Market Fund               33,945,607               --              --                 --         33,945,607
   Regions Unitized Fund                                    26,436,955              --                 --         26,436,955
                                       --------------      -----------      ----------      -------------       ------------
   Total investment securities             33,945,607       26,436,955              --                 --        285,647,119

 Loans to participants                             --               --       2,112,165                 --          2,112,165
                                       --------------      -----------      ----------      -------------       ------------
 Net assets available for plan
  benefits                             $   41,045,080      $28,147,010      $2,112,165      $      (3,106)      $312,024,378
                                       ==============      ===========      ==========      =============       ============


                Regions Financial Corporation Profit Sharing Plan

4. NET ASSETS ALLOCATED BY FUND (CONTINUED)

                                DECEMBER 31, 1997


                                                                 REGIONS LTD.                                         REGIONS
                                                   REGIONS        MATURITY          REGIONS         REGIONS            FIXED
                                                   BALANCED      GOVERNMENT         GROWTH           VALUE            INCOME
                                                     FUND           FUND             FUND             FUND             FUND
                                                 -----------     -----------      -----------      -----------      -----------

Assets:
  Cash and interest bearing deposits            $        --      $        --      $        --      $        --      $        --

  Employer contributions receivable               4,411,626        1,826,612        5,559,675        1,520,528          328,190
  Interest and dividend income receivable            50,103               --            3,341            5,600               --
  Investment securities:
     Regions Balanced Fund                       72,635,401               --               --               --               --
     Regions Ltd. Maturity Gov't Fund                    --       27,260,160               --               --               --
     Regions Growth Fund                                 --               --       51,929,971               --               --
     Regions Value Fund                                  --               --               --       16,223,669               --
     Regions Fixed Income Fund                           --               --               --               --        4,987,139
     Regions Money Market Fund                           --               --               --               --               --
     Regions Unitized Fund                               --               --               --               --               --
                                                -----------      -----------       ----------      -----------      -----------
     Total investment securities                 72,635,401       27,260,160       51,929,971       16,223,669        4,987,139


   Loans to participants                                 --               --               --               --               --
                                                -----------      -----------      -----------     ------------      -----------
   Net assets available for plan benefits       $77,097,130      $29,086,772      $57,492,987      $17,749,797      $ 5,315,329
                                                ===========      ===========      ===========      ===========      ===========

                                                  REGIONS
                                                  TREASURY        REGIONS
                                                MONEY MARKET     UNITIZED          LOANS TO          CASH
                                                   FUND             FUND         PARTICIPANTS       ACCOUNT           TOTAL
                                               -------------    -----------      ------------    ------------      ------------

Assets:
  Cash and interest bearing deposits           $        --      $        --      $       --      $  1,689,221      $  1,689,221
  Employer contributions receivable              6,613,433          901,854              --                --        21,161,918
  Interest and dividend income receivable               --               --              --                --            59,044
  Investment securities:
     Regions Balanced Fund                              --               --              --                --        72,635,401
     Regions Ltd. Maturity Gov't Fund                   --               --              --                --        27,260,160
     Regions Growth Fund                                --               --              --                --        51,929,971
     Regions Value Fund                                 --               --              --                --        16,223,669
     Regions Fixed Income Fund                          --               --              --                --         4,987,139
     Regions Money Market Fund                  23,123,532               --              --                --        23,123,532
     Regions Unitized Fund                              --       19,637,786              --                --        19,637,786
                                              ------------      -----------      ----------       -----------      ------------
     Total investment securities                23,123,532       19,637,786              --                --       215,797,658

   Loans to participants                                --               --       1,822,441                --         1,822,441
                                               -----------      -----------      ----------      ------------      ------------
   Net assets available for plan benefits      $29,736,965      $20,539,640      $1,822,441      $  1,689,221      $240,530,282
                                               ===========      ===========      ==========      ============      ============


                Regions Financial Corporation Profit Sharing Plan

4. NET ASSETS ALLOCATED BY FUND (CONTINUED)

                          YEAR ENDED DECEMBER 31, 1998


                                                 REGIONS LTD.                                   REGIONS        REGIONS
                                  REGIONS          MATURITY       REGIONS         REGIONS        FIXED         TREASURY
                                  BALANCED       GOVERNMENT        GROWTH         VALUE         INCOME       MONEY MARKET
                                   FUND             FUND            FUND           FUND           FUND           FUND
                               -----------------------------------------------------------------------------------------
Additions:
   Contributions from
     employers                 $  4,497,722    $  1,628,268    $  6,767,425    $  2,020,507    $   396,537   $ 6,996,729
   Contributions from
     employees                    1,383,836         450,885       2,466,592         876,844        135,985       683,502
   Conversions                      754,180          37,446       4,352,711       1,769,812         74,748     6,214,755
   New loans                             --              --              --              --             --            --
   Other cash receipts from
     loans                          243,924         137,292         289,402          52,148         36,445       140,079
   Dividend income                2,606,067       1,555,590         627,328         378,614        375,358     1,505,476
   Capital gains                  2,682,557          25,936       5,321,239       1,451,411             --            --
   Interest income                       --              --             175              25             --            --
   Gain on sale of assets         3,152,781          14,238       3,451,007         862,235         24,695            --
                               ------------    ------------    ------------    ------------    -----------   -----------
                                 15,321,067       3,849,655      23,275,879       7,411,596      1,043,768    15,540,541
Deductions:
   Distributions to
     participants                 5,959,327       2,352,390       4,675,084       1,012,664        504,077     6,199,424
   Loan principal payments
     and paid outs                       --              --              --              --             --            --
   Other cash disbursements
     from loans                     321,691         158,689         368,018          74,769         19,483       130,535
                               ------------    ------------    ------------    ------------    -----------   -----------
                                  6,281,018       2,511,079       5,043,102       1,087,433        523,560     6,329,959

   Interfund transfers           (1,661,630)     (1,738,641)       (325,224)       (764,283)     1,516,169     2,097,533
   Unrealized appreciation
     (depreciation) in
     aggregate current
     value of securities          6,817,556         270,346      14,552,593        (206,832)        65,387            --
                               ------------    ------------    ------------    ------------    -----------   -----------
                                 14,195,975        (129,719)     32,460,146       5,353,048      2,101,764    11,308,115

Net assets beginning of year     77,097,130      29,086,772      57,492,987      17,749,797      5,315,329    29,736,965
                               ------------    ------------    ------------    ------------    -----------   -----------
Net assets end of year         $ 91,293,105    $ 28,957,053    $ 89,953,133    $ 23,102,845    $ 7,417,093   $41,045,080
                               ============    ============    ============    ============    ===========   ===========




                                 REGIONS
                                 UNITIZED         LOANS TO         CASH
                                   FUND         PARTICIPANTS      ACCOUNT         TOTAL
                               -----------------------------------------------------------
Additions:
   Contributions from
     employers                 $  1,715,851    $        --    $         --    $ 24,023,039
   Contributions from
     employees                    1,016,646             --              --       7,014,290
   Conversions                    6,075,993             --      (1,692,327)     17,587,318
   New loans                             --      1,173,637              --       1,173,637
   Other cash receipts from
     loans                           53,197             --              --         952,487
   Dividend income                       --             --              --       7,048,433
   Capital gains                         --             --              --       9,481,143
   Interest income                       --        169,175              --         169,375
   Gain on sale of assets         1,107,604             --              --       8,612,560
                               ------------    -----------    ------------    ------------
                                  9,969,291      1,342,812      (1,692,327)     76,062,282
Deductions:
   Distributions to
     participants                 1,942,397        100,601              --      22,745,964
   Loan principal payments
     and paid outs                       --        952,487              --         952,487
   Other cash disbursements
     from loans                     100,452             --              --       1,173,637
                               ------------    -----------    ------------    ------------
                                  2,042,849      1,053,088              --      24,872,088

   Interfund transfers              876,076             --              --              --
   Unrealized appreciation
     (depreciation) in
     aggregate current
     value of securities         (1,195,148)            --              --      20,303,902
                               ------------    -----------    ------------    ------------
                                  7,607,370        289,724      (1,692,327)     71,494,096

Net assets beginning of year     20,539,640      1,822,441       1,689,221     240,530,282
                               ------------    -----------    ------------    ------------

Net assets end of year         $ 28,147,010    $ 2,112,165    $     (3,106)   $312,024,378
                               ============    ===========    ============    ============

                Regions Financial Corporation Profit Sharing Plan

4. NET ASSETS ALLOCATED BY FUND (CONTINUED)

                          YEAR ENDED DECEMBER 31, 1997


                                                 REGIONS LTD.                                REGIONS       REGIONS
                                   REGIONS         MATURITY       REGIONS       REGIONS       FIXED        TREASURY
                                  BALANCED       GOVERNMENT       GROWTH        VALUE        INCOME      MONEY MARKET
                                    FUND             FUND          FUND          FUND         FUND           FUND
                            -----------------------------------------------------------------------------------------
Additions:
   Contribution from           $  4,369,290    $  1,803,546    $ 5,611,474   $ 1,514,733   $   326,840   $  6,599,889
     employers
   Contributions from
     employees                    1,644,449         580,313      2,245,246       617,082       125,917        515,198
   Conversions                    6,462,269       1,578,385     12,208,345     6,131,647     2,993,286      6,479,368
   New loans                             --              --             --            --            --             --
   Other cash receipts from
     loans                          178,268         137,340        192,824        28,365        15,082        109,025
   Dividend income                2,361,519       1,520,279        507,777       272,253       170,772      1,076,184
   Capital gains                  2,114,394              --      5,470,537       414,107            --             --
   Interest income                       --           6,971             --            --           281         21,774
   Gain (loss) on sale of
     assets                       1,726,573         (61,147)     1,735,224       277,097         6,016             --
                               ------------    ------------    -----------   -----------   -----------   ------------
                                 18,856,762       5,565,687     27,971,427     9,255,284     3,638,194     14,801,438
Deductions:
   Distributions to
     participants                 4,175,903       3,342,608      2,895,853       453,312        89,647      3,931,526
   Loan principal payments
     and paid outs                       --              --             --            --            --             --
   Other cash disbursements
     from loans                     280,083         198,924        226,803        56,667        12,029        102,100
                               ------------    ------------    -----------   -----------   -----------   ------------
                                  4,455,986       3,541,532      3,122,656       509,979       101,676      4,033,626

   Interfund transfers           (1,766,135)     (4,893,821)     1,573,487     2,419,587     1,058,771     (2,053,992)
   Unrealized appreciation
     in aggregate current
     value of securities          6,080,887         202,064      2,136,647     1,834,784        97,951             --
                               ------------    ------------    -----------   -----------   -----------   ------------
Net additions (deductions)       18,715,528      (2,667,602)    28,558,905    12,999,676     4,693,240      8,713,820

Net assets beginning of year     58,381,602      31,754,374     28,934,082     4,750,121       622,089     21,023,145
                               ------------    ------------    -----------   -----------   -----------   ------------
Net assets end of year         $ 77,097,130    $ 29,086,772    $57,492,987   $17,749,797   $ 5,315,329   $ 29,736,965
                               ============    ============    ===========   ===========   ===========   ============




                                 REGIONS
                                 UNITIZED     LOANS TO       CASH
                                  FUND       PARTICIPANTS    ACCOUNT       TOTAL
                              ------------  -------------  -----------  ------------
Additions:
   Contribution from          $    901,704  $        --   $        --   $ 21,127,476
     employers
   Contributions from
     employees                     458,186           --            --      6,186,391
   Conversions                  10,224,005      379,069     1,679,623     48,135,997
   New loans                            --      985,096            --        985,096
   Other cash receipts from
     loans                          19,628           --            --        680,532
   Dividend income                   1,167           --            --      5,909,951
   Capital gains                        --           --            --      7,999,038
   Interest income                      --      121,597            --        150,623
   Gain (loss) on sale of
     assets                        662,522           --            --      4,346,285
                              ------------  -----------   -----------   ------------
                                12,267,212    1,485,762     1,679,623     95,521,389
Deductions:
   Distributions to
     participants                  496,558       87,033            --     15,472,440
   Loan principal payments
     and paid outs                      --      680,532            --        680,532
   Other cash disbursements
     from loans                    108,490           --            --        985,096
                              ------------  -----------   -----------   ------------
                                   605,048      767,565            --     17,138,068

   Interfund transfers           3,662,103           --            --             --
   Unrealized appreciation
     in aggregate current
     value of securities         5,215,373           --            --     15,567,706
                              ------------  -----------   -----------   ------------
Net additions (deductions)      20,539,640      718,197     1,679,623     93,951,027

Net assets beginning of year            --    1,104,244         9,598    146,579,255
                              ------------  -----------   -----------   ------------

Net assets end of year        $ 20,539,640  $ 1,822,441   $ 1,689,221   $240,530,282
                              ============  ===========   ===========   ============

                Regions Financial Corporation Profit Sharing Plan

5. INCOME TAX STATUS

The Plan has received a determination letter dated June 22, 1995 from the Internal Revenue Service stating that the Plan meets the requirements of a qualified plan under applicable provisions of the Internal Revenue Code (IRC) and therefore, the related trust is not subject to tax under present income tax laws. The Plan has been amended since receiving the determination letter; however, the Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. The Plan is required to operate in conformity with the IRC to maintain its qualification.

6. TRANSACTIONS WITH PARTIES-IN-INTEREST

During the years ended December 31, 1998 and 1997, substantially all investment transactions were with investment funds managed by Regions Bank and are therefore related party transactions.

7. CONVERSIONS

During the years ended December 31, 1998 and 1997, $17,587,318 and $48,135,997
respectively, in net assets were transferred to the Plan from various profit sharing/401(k) plans of companies combined with Regions Financial Corporation. The assets transferred are shown in the Statements of Changes in Net Assets Available for Benefits as conversions.

8. YEAR 2000 (UNAUDITED)

The Sponsor has completed its awareness, assessment, renovation and testing steps of its Year 2000 plan. The Sponsor has completed the installation of the Year 2000 releases provided by vendors on its core business systems and has completed the century date testing and validation of its core business systems. The Sponsor will continue to communicate with its vendors and install any additional code releases through 1999. Management believes it has an effective program in place to resolve the Year 2000 issue in a timely manner. The mission-critical systems have been properly upgraded. However, disruptions in the economy that are beyond the Sponsor's control resulting from the Year 2000 issues could materially adversely affect the Sponsor. Furthermore, the Sponsor has no means of ensuring that external agents will be Year 2000 ready. Management is continuing to develop contingency plans that will address various Year 2000 scenarios including those designed to address failures of systems outside the Sponsor's control.

                Regions Financial Corporation Profit Sharing Plan

                             Supplemental Schedules

            Item 27a-Schedule of Assets Held for Investment Purposes

                                December 31, 1998



 Number of Shares or                                                                         Current
      Par Value                      Description                        Cost                  Value
-----------------------------------------------------------------------------------------------------------
Mutual Funds

     5,697,826         *Regions Balanced Fund                        $ 67,404,376          $ 86,777,882

     2,705,125         *Regions Ltd. Maturity Government Fund          26,911,897            27,213,552

     4,145,098         *Regions Growth Fund                            62,626,756            83,192,120

     1,280,263         *Regions Value Fund                             19,264,124            21,085,937

       661,159         *Regions Fixed Income Fund                       6,829,982             6,995,066

    33,945,607         *Regions Treasury Money Market Fund             33,945,607            33,945,607

     1,825,513         *Regions Unitized Fund                          22,416,730            26,436,955
                                                                      -----------           -----------
                                                                     $239,399,472          $285,647,119
                                                                      ===========           ===========
Loans to Participants

(Interest rate ranges from 6% to 8%)                                 $         --          $  2,112,165
------------------------------------                                  ===========           ===========



*  Indicates party-in-interest to the Plan.

                Regions Financial Corporation Profit Sharing Plan

                 Item 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998





IDENTITY OF PARTY INVOLVED        DESCRIPTION            NUMBER OF         PURCHASE          SELLING           COST OF
                                    OF ASSET            TRANSACTIONS         PRICE            PRICE             ASSET
----------------------------------------------------------------------------------------------------------------------------
Category (iii) - A series of transactions in excess of 5% of Plan assets:

Regions Bank               Regions Balanced Fund     221 purchases         $ 15,940,066   $           --      $ 15,940,066
                                                     271 sales                       --       11,767,922         8,615,141

Regions Bank               Regions Limited Maturity  142 purchases            6,376,027               --         6,376,027
                              Government Fund        277 sales                       --        6,707,219         6,692,981

Regions Bank               Regions Growth Fund       270 purchases           23,123,067               --        23,123,067
                                                     261 sales                       --        9,864,518         6,413,511

Regions Bank               Regions Treasury Money    161 purchases           23,011,628               --        23,011,628
                              Market Fund            283 sales                       --       12,189,553        12,189,553

Regions Bank               Regions Unitized Fund     211 purchases           11,272,602               --        11,272,602
                                                     169 sales                       --        4,385,889         3,278,285


                              FAIR VALUE
                              OF ASSET ON
IDENTITY OF PARTY INVOLVED    TRANSACTION
                                DATE              NET GAIN
----------------------------------------------------------
Regions Bank                $ 15,940,066      $         --
                              11,767,922         3,152,781

Regions Bank                   6,376,027                --
                               6,707,219            14,238

Regions Bank                  23,123,067                --
                               9,864,518         3,451,007

Regions Bank                  23,011,628                --
                              12,189,553                --

Regions Bank                  11,272,602                --
                               4,385,889         1,107,604


There were no category (i), (ii) or (iv) transactions during the year ended December 31, 1998.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Regions Financial Corporation Profit Sharing Plan Benefits Committee has duly caused the annual report to be signed by the undersigned thereunto duly authorized.

                             REGIONS FINANCIAL CORPORATION PROFIT SHARING PLAN REGIONS FINANCIAL CORPORATION



       Date:   June 28, 1999            By: /s/ Douglas W. Graham
               -------------                ---------------------------------
                                            Douglas W. Graham
                                            Senior Vice President - Personnel
                                            Regions Financial Corporation

INDEX TO EXHIBITS


                                                        SEQUENTIALLY
EXHIBIT                                                   NUMBERED
NUMBER           DESCRIPTION                                PAGE
--------        ----------------------------------      ------------

23        --    Consent of Ernst & Young LLP.